FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

               For the Period July 1, 2004 to September 30, 2004

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




         Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

         Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                   GRANITE MORTGAGES 04-1 PLC


                                   By:     /s/  Clive Rakestrow
                                        -------------------------------------
                                   Name:  L.D.C. Securitisation Director No. 1
                                   Limited by its authorized person Clive
                                   Rakestrow for and on its behalf
                                   Title:  Director
Date: November 15, 2004

                                   GRANITE FINANCE FUNDING LIMITED


                                   By:     /s/  Jonathan David Rigby
                                        --------------------------------------
                                   Name:   Jonathan David Rigby
                                   Title:  Director
Date: November 15, 2004

                                   GRANITE FINANCE TRUSTEES LIMITED


                                   By:     /s/  Daniel Le Blancq
                                        --------------------------------------
                                   Name:   Daniel Le Blancq
                                   Title:  Director
Date: November 15, 2004

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Quarterly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc and Granite Finance Funding Limited Period 1 July, 2004 - 30 September, 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------
Number of Mortgage Loans in Pool                 268,552

Current Balance - Trust Mortgage Assets         (GBP)23,030,235,806

Current Balance - Trust Cash and other Assets   (GBP)1,196,705,561

Last Months Closing Trust Assets                (GBP)24,117,800,993

Funding share                                   (GBP)21,743,327,488

Funding Share Percentage                            89.75%

Seller Share*                                   (GBP)2,483,613,879

Seller Share Percentage                             10.25%

Minimum Seller Share (Amount)*                  (GBP)1,298,577,341

Minimum Seller Share (% of Total)                    5.36%

Excess Spread last quarter annualised (% of Total)   0.19%
--------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans


-------------------------------------------------------------------------------------------------------
                  Number          Principal (GBP)           Arrears (GBP)          By Principal (%)
-------------------------------------------------------------------------------------------------------
< 1 Month           264,687        22,709,498,193                    0                  98.61%

> = 1 < 3 Months     3,142         265,977,879                   2,613,876               1.15%

> = 3 < 6 Months      577          43,647,333                    1,085,891               0.19%

> = 6 < 9 Months      114          8,568,645                      361,833                0.04%

> = 9 < 12 Months      32          2,573,756                      155,976                0.01%

> = 12 Months          0             0                               0                   0.00%

Total               268,552        23,030,265,806                4,217,576              100.00%
-------------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------
                          Number     Principal (GBP)      Arrears (GBP)

Total (since inception)    234           13,926,695            700,321
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Properties in Possession                                        84

Number Brought Forward                                          60

Repossessed (Current Month)                                     24

Sold (since inception)                                         150

Sold (current month)                                            8

Sale Price / Last Loan Valuation                               1.03

Average Time from Possession to Sale (days)                    130

Average Arrears at Sale                                       (GBP)2,460

Average Principal Loss (Since inception)*                     (GBP)145

Average Principal Loss (current month)**                      (GBP)0

MIG Claims Submitted                                            8

MIG Claims Outstanding                                          0

Average Time from Claim to Payment                              62
--------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

--------------------------------------------------------------------------------
                                           Number        Principal (GBP)

Substituted this period                      0                 (GBP)0

Substituted to date (since 26 March 2001)  478,055       (GBP)39,832,603,134
--------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------
                                              Monthly       Annualised

Current Month CPR Rate                        4.72%           44.04%

Previous Month CPR Rate                       5.03%           46.16%
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                  24.06

Weighted Average Remaining Term (by value) Years              20.33

Average Loan Size                                            (GBP)85,757

Weighted Average LTV (by value)                               75.17%

Weighted Average Indexed LTV (by value)                       62.04%

Non Verified (by value)                                       35.29%
--------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------
Fixed Rate (by balance)                                       49.34%

Together (by balance)                                         23.98%

Capped (by balance)                                           0.94%

Variable (by balance)                                         22.72%

Tracker (by balance)                                          3.03%

Total                                                         100.0%
--------------------------------------------------------------------------------

Geographic Analysis

--------------------------------------------------------------------------------
                  Number           % of Total   Value (GBP)      % of Total

East Anglia       5,385           2.01%         462,907,740             2.01%

East Midlands     18,969          7.06%         1,450,904,856           6.30%

Greater London    32,592          12.14%        4,610,653,208          20.02%

North             31,331          11.67%        1,773,328,157           7.70%

North West        36,232          13.49%        2,475,750,349          10.75%

Scotland          29,813          11.10%        1,881,570,265           8.17%

South East        39,808          14.82%        4,695,865,081          20.39%

South West        17,171          6.39%         1,644,358,837           7.14%

Wales             11,096          4.13%         746,179,640             3.24%

West Midlands     17,634          6.57%         1,411,753,455           6.13%

Yorkshire         28,521          10.62%        1,876,964,218           8.15%

Total            268,552           100%         23,030,235,806          100%
--------------------------------------------------------------------------------

LTV Levels Breakdown

--------------------------------------------------------------------------------
                                  Number        Value (GBP)      % of Total

0% < 25%                          9,044         354,665,631             1.54%

> = 25% < 50%                     31,213        2,282,296,368           9.91%

> = 50% < 60%                     20,465        1,833,206,770           7.96%

> = 60% < 65%                     12,070        1,146,905,743           4.98%

> = 65% < 70%                     14,176        1,384,117,172           6.01%

> = 70% < 75%                     19,592        1,870,055,147           8.12%

> = 75% < 80%                     20,852        2,293,811,486           9.96%

> = 80% < 85%                     31,818        3,291,020,697          14.29%

> = 85% < 90%                     37,857        3,212,717,895          13.95%

> = 90% < 95%                     55,231        4,173,078,728          18.12%

> = 95% < 100%                    16,031        1,176,845,050           5.11%

> = 100%                           203          11,515,118              0.05%

Total                             268,552       23,030,235,806         100.0%
--------------------------------------------------------------------------------

Repayment Method

--------------------------------------------------------------------------------
                                  Number        Value (GBP)      % of Total

Endowment                         28,295        2,169,448,213           9.42%

Interest Only                     35,856        5,036,712,571          21.87%

Pension Policy                     648          66,787,684              0.29%

Personal Equity Plan              1,215         89,817,920              0.39%

Repayment                         202,538       15,667,469,419         68.03%

Total                             268,552       23,030,235,806         100.00%
--------------------------------------------------------------------------------

Employment Status

--------------------------------------------------------------------------------
                                  Number        Value (GBP)      % of Total

Full Time                         235,562       19,046,005,012         82.70%

Part Time                         3,350         202,666,075             0.88%

Retired                            501          16,121,165              0.07%

Self Employed                     26,431        3,634,171,210          15.78%

Other                             2,708         131,272,344             0.57%

Total                             268,552       23,030,235,806         100.00%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                6.84%

Effective Date of Change                         1 September 2004
--------------------------------------------------------------------------------

Notes    Granite Mortgages 03-1 plc

--------------------------------------------------------------------------------
                   Outstanding      Rating       Reference Rate       Margin
                               Moodys/S&P/Fitch

Series 1

A1                  $0            P-1/A-1+/F1+     n/a                 -0.01%

A2               $1,039,230,962    Aaa/AAA/AAA    1.82%                 0.19%

A3**             $254,505,554      Aaa/AAA/AAA     N/A                  0.40%

B                $42,000,000        Aa3/AA/AA     2.06%                 0.43%

C                $56,000,000      Baa2/BBB/BBB    3.08%                 1.45%

Series 2

A                  (Euro)900,000,000    Aaa/AAA/AAA    2.36%            0.24%

B                  (Euro)62,000,000      Aa3/AA/AA     2.55%            0.43%

C                  (Euro)94,500,000    Baa2/BBB/BBB    3.57%            1.45%

Series 3

A                  (GBP)665,000,000     Aaa/AAA/AAA    5.07%           0.24%

B                   (GBP)31,000,000      Aa3/AA/AA     5.26%           0.43%

C                   (GBP)41,000,000    Baa2/BBB/BBB    6.28%           1.45%
--------------------------------------------------------------------------------
** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.
Credit Enhancement

--------------------------------------------------------------------------------
                                                    % of Notes Outstanding

Class B Notes ((GBP) Equivalent)                (GBP)97,837,647         4.26%

Class C Notes ((GBP) Equivalent)                (GBP)137,914,263        6.01%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                      % of Funding Share

Class B Notes ((GBP) Equivalent)                  (GBP)97,837,647         0.45%

Class C Notes ((GBP) Equivalent)                 (GBP)137,914,263        0.63%

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement   (GBP)45,000,000         0.21%

Balance Brought Forward                           (GBP)34,587,540         0.16%

Drawings this Period                                  (GBP)0              0.00%

Excess Spread this Period                         (GBP)1,543,864          0.01%

Funding Reserve Fund Top-up this Period*          (GBP)8,134,464          0.04%

Current Balance                                   (GBP)44,265,867         0.20%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Funding Reserve Balance                           (GBP)19,386,993         0.09%

Funding Reserve %                                  1.0%                    NA
--------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

An arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

An issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

An accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.